Form C-AR

Here To Serve Holding Corp.



(OTC:HTSC)

Annual Report for the Fiscal Year Ended

September 30, 2022

Annual Report 2022

This document is being furnished by Here To Serve Holding Corp., a Delaware corporation formed on September 22, 1983 (the "Company") for the sole purpose of providing certain information about the Company as required by Regulation Crowdfunding for the fiscal year ended September 30, 2022.

You may contact the Company by emailing info@heretoserve.tech. This annual report is posted on the Company's website, www.heretoserve.tech. The Company may provide additional, occasional updates to investors via OTCMarkets.com. Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form C-AR is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

The securities sold by the Company were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The date of this Form C-AR is January 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at www.heretoserve.tech no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation Crowdfunding and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation Crowdfunding by the Company or another party, or 5) the liquidation or dissolution of the Company.

Forward-Looking Statements

This document contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information may include financial and other projections, as well as statements regarding plans, objectives, or economic performance, or the assumption underlying any of the foregoing. In some cases, forward-looking statements can be identified by terms such as *may, would, could, will, likely, except, anticipate, believe, intend, plan, forecast, project, estimate, outlook*, or the negative thereof or other similar expressions concerning matters that are not historical facts. Examples of such statements include, but are not limited to, statements with respect to the objectives and business plans of the Company; ability to realize benefits from its recent corporate developments; ability to retain its key personnel; the intention to grow the Company's business and operations; the competitive conditions of the industries in which the Company operates; and laws and any amendments thereto applicable to the Company. Forward-looking information is based on the assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The material factors and assumptions used to develop the forward-looking information contained in this news release include, but are not limited to, key personnel and qualified contractors continuing their involvement with the Company; and the Company's ability to secure financing on reasonable terms. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, including, without limitation, risks relating to the future business plans of the Company; risks that the Company will not be able to retain its key personnel; risks that the Company will not be able to secure financing on reasonable terms or at all, as well as all of the other risks. Accordingly, readers should not place undue reliance on any such forward-looking information. Further, any forward-looking information speaks only as of the date on which such statement is made. New factors emerge from time to time, and it is not possible for the Company's management to predict all of such factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The Company does not undertake any obligation to update any forward-looking information to reflect information or events after the date on which it is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Here To Serve Holding Corp (the "Company") is a corporation formed on September 22, 1983, in Delaware. The Company's physical address is 800 Westchester Avenue Suite 641N, Rye Brook, NY 10573. The Company's web site may be accessed at www.heretoserve.tech.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Paul Riss

Board positions with the Company

Dates	Position	Principal Occupation
1/1/2018 - Present	Director	CEO and CFO

Positions with the Company

Dates	Position	Responsibilities
1/1/2018 - Present	CEO and CFO	Business strategy, financing, financial reporting

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
5/7/2020 – present	Netcapital Inc.	Accounting Manager, fintech company, prepare financial statements and bookkeeping.
11/1996 – 11/2021	Pervasip Corp.	CEO, online marketing company, financial statement preparation, banking and treasury functions.

Mark Richards

Board positions with the Company

Dates	Position	Principal Occupation
12/2020 - present	Director	Board Director

Positions with the Company

Dates	Position	Responsibilities
NA	NA	Independent director

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1/1/2015 -present	TEAM International Services Inc.	Senior Solutions Architect. Client cloud computing strategies

Mario Hernandez

Board positions with the Company

Dates	Position	Principal Occupation
12/2020 - present	Director	Board Director

Positions with the Company

Dates	Position	Responsibilities
NA	NA	Independent director

Dates	Organization	Title, Principal Business, and Responsibilities
12/2021 – Present	KRTL Holding Group Inc.	Secretary / Treasurer. Manage finances and corporate governance.
07/2020 – Present	KRTL Biotech Inc.	Secretary / Treasurer, form KRTL Biotech Inc.
05/2018 – 07/2020	Union Bank	Banker. Manage client financial relationships.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Paul Riss, our Chief Executive Officer, owns 1,000,000 shares of Series A Preferred Stock, representing a voting power of 70%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

The Company seeks to acquire undervalued assets that tread lightly on the planet and prepare them for appreciation. These assets reside in two wholly owned subsidiaries, Fortune Nickel and Gold Inc. and ICF Industries Inc.

Fortune Nickel and Gold Inc.

Fortune Nickel and Gold Inc. ("Fortune") is dedicated to the global acquisition, exploration, and development of mining properties in prolific nickel, copper, and gold jurisdictions. Fortune's goal is to mine metals that sustain the global economy and replace fossil fuels with low-carbon energy. Metals such as copper facilitate the generation, storage and transmission of electricity, and nickel is a key component in the batteries of electric vehicles ("EV"). Fortune owns 182 mining claims that lie at the core of the Abitibi Greenstone Belt, which contains some of the world's largest deposits of gold, copper, zinc, nickel, and platinum-group metals. Nickel is a crucial battery metal in the electric vehicle supply chain. Many governments, consumer groups and car manufacturers are committing to make electric vehicle transport the new normal in this decade.

Fortune has engaged the services of Axiom Exploration Group Ltd. ("Axiom") of Saskatoon, Sask. (http://www.axiomex.com) to explore its mineral properties. Axiom's satellite surveys include the acquisition, processing and analysis of Synthetic Aperture Radar, Sentinel, and Aster Multispectral data as part of advancing the exploration program for its Gowan Projects in Ontario, Canada. Axiom's environmentally friendly satellite radar technology combines modern remote sensing techniques using multispectral imaging and synthetic aperture radar to analyze vegetation, structure, alteration, and ground movement, so that complex anomalies covering large areas can be quickly and effectively identified. Axiom uses proprietary artificial intelligence and machine learning to process this multivariate exploration approach, combining existing geological, geochemical, and geophysical data with multiple satellite analyses, to identify mineral targets.

In lieu of retaining expensive fixed overhead by having its own staff of experts, Fortune hires experts on a project basis to control costs. Axiom is active worldwide, employing a large professional team of geoscientists, utilizing its proprietary technology and full suite of geophysical and geological services. Its custom-built spectral processing algorithms can be used to show hydrothermal alteration, mineral identification and vegetation anomalies associated with mineral anomalies. Depending on the mineralization and sediment cover, the vegetation anomalies can either be positive or negative and both are investigated in a typical satellite analysis project. As an example, Axiom's satellite vegetation analysis has successfully uncovered the presence of lithium that others were unable to detect.

Fortune believes its 182 Mineral Claims in the Timmins Region in Ontario, Canada are poised to take advantage of the new demand from the EV market. We believe the advantages they provide are as follows:

- Massive and compelling mining property that has a strong potential for multiple metallic commodities and wealth.
- Robust Exploration Potential - Tier 1 Nickel Project, 100% owned, and proactive government support. Direct exposure to nickel.
- A rare land position that is near rich world-class deposits.
- Geophysical Airborne Survey Interpretation has identified drill-ready targets.
- Scalability - Potential to develop a staged nickel and gold business with production.
- Favorable mining culture and excellent infrastructure in the region.

We believe we are at the right place at the right time. The mining claims we own have been ignored for the past 50 years. Now the EV industry is demanding nickel as a key battery metal.

ICF Industries Inc.

The subsidiary ICF Industries Inc. ("ICF") owns a basket of minority positions in publicly traded equities. It received these equity positions in exchange for consulting, marketing and financial reporting services. The holdings include 65,000,000 common shares of Tamino Minerals Inc (PINK:TINO), which is a gold and lithium exploration company; 2,200,000,000 common shares of IDGlobal Corp. (PINK:IDGC); 1,000,000 shares of Firma Holdings Corp. (PINK:FRMA), which seeks to develop advanced carbon materials; 89,000,000 common shares of Agri-Dynamics. Inc (PINK:AGDY), which is a gold exploration company; 30,000,000 common shares of Pervasip Corp. (PINK:PVSP), which is a commercial cannabis operation in Washington State that produces the 9th best-selling brand in the USA; and beneficial ownership of 30,100,000 common shares of a psilocybin research company, KRTL Holdings Group Inc. (PINK:KRTL).

In addition to the services that ICF provides to various publicly-traded companies, ICF is engaged in energy-saving solutions to reduce energy usage and optimize performance of renewable energy systems via a cloud-based technology that provides real-time information to users. ICF is building a software as a service (SaaS) solution on an AWS platform for customers to access smart data to reduce energy use and sustain energy savings. ICF recently hired Logicworks Systems Corporation ("Logicworks") to provide engineering, architecting, implementation, custom development, consulting and other professional services to manage the collection and delivery of smart data. Logicworks manages ICF's cloud infrastructure and computing environment, including the virtual computing resources that ICF uses such as servers, software components, networking components, storage components, band-width connections and third-party resources.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company has one employee.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. **Our exploration efforts may fail.** Even though we hired experts with knowledge of the Timmins mining camp we may not discover a significant nickel or gold mine. Our maps and initial drill holes indicate the presence of what may be the largest nickel find in Canada, but our drilling efforts may not find the location of nickel or gold deposits. We believe we can monetize our mineral rights with our drilling results. But our geologists cannot 100% guarantee that we are drilling in the correct location.

2. **Our management may not be able to control costs in an effective or timely manner.** The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

3. **We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price.** We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, your pro rata ownership interest may be reduced to the extent of any such future sales.

4. **Limited Operating History Risk**: We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our mineral property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

5. **Competition Risk:** Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry in attempts to become part of the supply chain for electric vehicle batteries. We may also face competition from large companies, any of which have more capital than we have and launch their own exploration campaigns that are more successful than ours.

6. **Risks relating to forward-looking statements.** Information provided concerning this annual report and the Company's business may contain forward-looking statements, which reflect the management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

7. **No governmental agency has reviewed the Company's Regulation Crowdfunding offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of the offering.** The exemptions relied upon for the Company's Regulation Crowdfunding offering are significantly dependent upon the accuracy of the representations of the investors made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

8. **The regulations to which we are subject are complex and have tended to become more stringent over time.** Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs, or lower than anticipated revenues. Failure to comply with applicable regulations could jeopardize our ability to explore, mine or sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the regulatory agency or other regulators to grant future clearances and approvals, and the suspension or withdrawal of existing approvals by such regulatory agencies. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and operating results. Canadian regulations are known for being friendly to the environment and may cause us to incur more costs than we have anticipated.

9. **An investment in our common stock is highly speculative, involves a high degree of risk and should not be made by anyone who cannot afford to risk their entire investment.** You should carefully consider the risks and uncertainties described herein, together with all the other available information, including the financial statements and the related notes incorporated by reference, before deciding whether to invest in shares of our common stock. These risk factors are not, however, intended as a substitute for professional legal, tax or financial advice, and we strongly advise you to seek such advice before investing in shares of our common stock. If any of the risks herein, or other risks, actually occur, our business, financial condition, results of operations and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

10. **The Company does not anticipate paying any cash dividends in the foreseeable future.** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to the holders of its shares of common stock.

11. **We Might Change Our Business Plans.** Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans.

12. **Changes in Laws Could Affect the Business.** Our business could be affected adversely by changes in the law - for example, by a law that imposes new safety requirements for our products, or a law that makes our products harder to sell.

13. **Unpredictable Operating Costs.** Our drilling and exploration costs are unpredictable and in many cases beyond our control. If we experience bad weather or equipment failure during drilling operations, our costs may exceed our cash resources to complete our project and threaten our ability to monetize our mineral rights.

14. **The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of our Regulation Crowdfunding offering, nor does it pass upon the accuracy or completeness of any offering document or literature.** You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to an investment in the Company.

15. **Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.** The securities being offered have not been registered under the Securities Act of 1933 (the "***Securities Act***"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. **The shares of securities acquired by an investor may be significantly diluted as a consequence of subsequent financings.** Company equity securities will be subject to dilution. The Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. **Regulations, standards and stakeholder expectations regarding health, safety, environment and community evolve over time and unforeseen changes could have an adverse effect on the Company's business and reputation.** The mineral resources sector is subject to extensive health, safety and environmental laws, regulations and standards alongside community and stakeholder expectations. Evolving regulation, standards and stakeholder expectations could result in increased costs, regulatory action, litigation or, in extreme cases, threaten the viability of an operation.

18. **Joint ventures, strategic partnerships or non-managed operations may not be successful and may not comply with the Company's standards**. The Company participates in several venture and partnership arrangements, and it may enter into others, all of which involve risk. Whether or not the Company holds majority interests or maintains operational control in its joint ventures, its partners may: (i) have economic or business interests or goals that are inconsistent with, or opposed to, those of the Company; (ii) exercise veto rights to block actions that the Company believes are in its or the joint venture's best interests; or (iii) be unable or unwilling to fulfill their obligations under the joint venture or other agreements, such as contributing capital to expansion or maintenance projects.

19. **Fortune's exploration activities are vulnerable to a range of interruptions.**

Natural disasters and events
Mining, smelting, refining and infrastructure installations are vulnerable to natural events including earthquakes, subsidence, drought, flood, fire, storm and climate change.

Sustained operational difficulties
Operating difficulties are many and various, ranging from geological variations that could result in significant ground or containment failure to breakdown of key capital equipment. Reliable roads, rail networks, ports, power generation and transmission, and water supplies are required to access and conduct Fortune's operations and deliver product to market. Limitations, delayed development, bottlenecks or interruptions in transport infrastructure, including as a result of hiring third parties to perform services, could impede its ability to deliver products.

Sustained pandemic
Fortune has exploration projects in Canada and is reliant on local labor to perform the exploration tasks. The sustained outbreak of a pandemic may result in health exposure to the local workforce as well as the temporary closure of a site or access to shipping/transportation movements, adversely impacting financial performance.

Commodity price risk
The price of the Company's shares, financial results and exploration, and development and mining activities in the future may be adversely affected by declines in the price of gold, nickel and copper. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar, Canadian dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of and commercial production from the Company's properties to be uneconomic. Future production from The Company's mining properties is dependent on gold prices that are adequate to make these properties economically viable.

Operational risks
Fortune's principal operation is the exploration of metals. Fortune's mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to such hazards, which could have an adverse effect on the business, results of operations and financial position of the Company.

Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.

Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability.

It is common in new processing operations to experience unexpected problems and delays during development and start-up. In addition, delays in the commencement of sustainable and profitable production often occur.

20. **We cannot predict every risk.** In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such an analysis all of the Risk Factors discussed above.

21. THE COMPANY'S SECURITIES INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS ANNUAL REPORT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common stock	400,000,000	82,213,441	Yes	
Series A Preferred Stock	1,000,000	1,000,000	Yes	See below
Series C Preferred Stock	100,000	100,000	Yes	See below

There are 10,000,000 authorized shares of preferred stock. 1,000,000 shares of Series A preferred stock are outstanding, and 100,000 shares of Series C preferred stock are outstanding. The rights and preferences of any other preferred share series have not been established. The establishment of new preferred stock by the Company's board of directors may effectively limit the rights of the common shareholders, however, it is not possible to predict if such a limitation will ever occur.

Series A Preferred Stock:

The Series A Preferred Stock shall not be convertible into Common Stock of the Corporation. The outstanding shares of Series A Preferred Stock shall be entitled to the number of votes, collectively, which shall be equal to seventy percent (70%) of the total number of votes that may be cast (including the votes of the issued and outstanding common stock as well as any voting preferred stock) at the time of such vote, at each meeting (or by written consent) of shareholders of the Corporation for their action or consideration, including the election of directors. The Corporation shall not amend, alter or repeal the Series A Preferred Stock, special rights or other powers of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without written consent or affirmation vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series C Preferred Stock:

Each outstanding share of Series C Preferred Stock may be converted at the option of the holder thereof (the "Holder") into fully paid, nonassessable shares of Common Stock, $.0001 par value per share, of the Corporation. The number of shares of Common Stock issuable upon a conversion hereunder shall equal the quotient obtained by dividing (x) the Stated Value of the shares of Series C Preferred Stock to be converted by (y) the Conversion Price. The "Conversion Price" in effect on any Conversion Date shall be equal to the lesser of $0.01 per share or fifty percent (50%) of the lowest closing market price for the Common Stock on the Principal Market during the thirty trading days preceding the Conversion Date.

Upon the liquidation, dissolution and winding up of the Corporation, the holders of the Series C Preferred Stock shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of Common Stock, a sum equal to the Stated Value per share, after which the holders of Series C Preferred Stock shall share in the distribution with the holders of the Common Stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the shareholders, each share of Series C Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation's Common Stock into which that holder's Series C Preferred Stock could be converted on the record date.

The holders of shares of Series C Preferred Stock shall have the following voting rights: Each share of Series C Preferred Stock shall entitle the holder thereof, on all matters submitted to a vote of the stockholders of the Corporation, to that number of votes as shall be equal to the aggregate number of shares of Common Stock into which such holder's shares of Series C Preferred Stock are convertible on the record date for the stockholder action. Dividends. In the event that the Corporation's Board of Directors declares a dividend payable to holders of any class of stock, the holder of each share of Series C Preferred Stock shall be entitled to receive a dividend equal in amount and kind to that payable to the holder of the number of shares of the Corporation's Common Stock into which that holder's Series C Preferred Stock could be converted on the record date for the dividend.

So long as shares of Series C Preferred Stock are outstanding, the Corporation shall not take any action that would impair the rights of the holders of the Series C Preferred Stock set forth herein and shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock alter or change the rights, preferences or privileges of the shares of the Series C Preferred Stock or any other securities so as to affect adversely the Series C Preferred Stock.

The Company has outstanding stock purchase warrants that allow the warrant holder to purchase shares of common stock at prices ranging from $0.003 per share to $0.1475 per share. A total of 47,265,475 shares of common stock can be purchased. The warrants expire on various dates from September 30, 2021 to September 30, 2030.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

The existing Series C preferred stock is subject to conversion into equity and if the Series C preferred stock is converted, the ownership of all other shareholders will be diluted by that conversion.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The Company's common stock is traded on the Pink Open Market (Pink:HTSC) and the valuation is based on current trading prices.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of the Company, individual investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Regulation Crowdfunding have a minority ownership in the Company and will be subject to the same risks as any investor with a minority stake in the Company. Principally, minority investors will not have sufficient voting rights required to influence Company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of the Company's securities to decrease or increase respectively. Fluctuations in Company valuation could similarly occur and positively or adversely impact investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
US SBA	$90,000	3.75%	07/02/2050

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
10/14/2020	Common stock	$ 1,200	4(a)(2)	operations
11/12/2020	Common stock	$ 186,000	4(a)(2)	Purchase mining claims
12/14/2020	Common stock	$ 40,000	4(a)(2)	operations
1/4/2021	Common stock	$ 51,057	4(a)(2)	Purchase mining claims
1/26/2021	Common stock	$ 1,800	4(a)(2)	marketing
4/10/2021	Common stock	$ 10,000	4(a)(2)	operations
4/29/2021	Common stock	$ 199,800	4(a)(2)	marketing
5/10/2021	Common stock	$ 10,000	4(a)(2)	operations
5/21/2021	Common stock	$ 4,075	4(a)(2)	marketing
6/21/2021	Common stock	$ 130,000	4(a)(2)	purchase securities
7/13/2021	Common stock	$ 10,000	4(a)(2)	operations
7/20/2021	Common stock	$ 100,080	4(a)(2)	marketing
8/4/2021	Common stock	$ 10,000	4(a)(2)	operations
11/9/2021	Common stock	$ 10,000	4(a)(2)	operations
11/9/2021	Common stock	$ 10,000	4(a)(2)	operations
12/1/2021	Common stock	$ 10,000	4(a)(2)	operations
12/1/2021	Common stock	$ 10,000	4(a)(2)	operations
12/1/2021	Common stock	$ 6,000	4(a)(2)	operations
12/9/2021	Common stock	$ 35,000	4(a)(2)	operations
12/20/2021	Common stock	$ 7,000	4(a)(2)	operations
2/18/2022	Common stock	$ 10,000	4(a)(2)	operations
3/7/2022	Common stock	$ 20,000	4(a)(2)	operations
3/10/2022	Common stock	$ 10,000	4(a)(2)	operations
2/22/2022	Common stock	$ 6,792	4(a)(2)	marketing
3/31/2022	Common stock	$ 15,760	4(a)(6)	operations
4/12/2022	Common stock	$ 16,091	4(a)(2)	marketing
5/17/2022	Common stock	$ 10,000	4(a)(2)	operations
9/27/2022	Common stock	$ 3,750	4(a)(2)	operations
9/27/2022	Common stock	$ 3,719	4(a)(2)	operations
9/28/2022	Common stock	$ 26,963	4(a)(2)	marketing

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Revenues for the year ended September 30, 2022 increased by $695,609, or 52%, to $2,031,903 from $1,336,294 for the year ended September 30, 2021. Revenues are generated by ICF, which primarily provided consulting and accounting services in fiscal 2022 and 2021. Fortune has no revenues, as it is a junior exploration company seeking to prove the worth of its mineral claims.

Gross profit for the year ended September 30, 2022 increased by $939,284, or 127%, to $1,678,378 from $739,094 for the year ended September 30, 2021. The gross profit was produced entirely by ICF.

Wages for the year ended September 30, 2022 decreased by $15,525, or 39%, to $24,495 from $40,020 for the year ended September 30, 2021. The Company had a small payroll in 2020 when the covid pandemic began, and qualified for two loans from the payroll protection program, both of which were forgiven in the aggregate dollar amount of $37,981, which was recorded as other income in fiscal 2021. Management discontinued cash salaries in fiscal 2022 and does not expect to pay cash salaries to the management team in the near term. Instead, the Company offers restricted stock or common stock purchase warrants, which provides an incentive to the management team to create value and liquidity in the common stock. The majority of the money raised from the sale of common stock, from Regulation Crowdfunding and private placements, has been expended on exploration efforts.

Consulting expense for the year ended September 30, 2022 decreased by $218,738, or 52%, to $198,687 from $417,425 for the year ended September 30, 2021. Consulting expense is stock-based compensation for outside consultants and board members. The decrease in expense represents a decrease in the value of the stock-based compensation awards given in fiscal 2022 as compared to fiscal 2021.

Income from operations for the year ended September 30, 2022 increased by $1,192,512, or 570%, to $1,401,656 from $209,144 for the year ended September 30, 2021. The increase in gross profit of $939,284, coupled with a decrease in operating expenses of $253,228 generated the $1,192,512 improvement in operating income in fiscal 2022, as compared to fiscal 2021.

The Company recorded an unrealized loss on investments of $1,848,950 in fiscal 2022, as compared to an unrealized gain on investments of $3,112,425 in fiscal 2021. Investments are recorded at their market value at the end of each quarter. The Company's investment portfolio consists of several small-cap companies and stock prices in general were significantly lower in fiscal 2022 due to a number of factors, including the lingering pandemic, a war in Ukraine and inflation. None of the Company's investments were purchased with cash but were earned by providing services or were purchased with the Company's stock.

Equity securities amounted to $4,074,900 and $4,167,250 as of September 30, 2022 and 2021. The details of these holdings are listed in the table below:

	September 30, 2022	September 30, 2021
ATWEC Technologies, Inc.	$ 1,300	$ 6,750
Agri-Dynamics, Inc.	782,100	1,563,000
Tamino Minerals Inc.	325,000	522,000
Galaxxy Hldgs Inc.	400,000	-
Firma Holdings Corp.	35,000	2,500
Quantum International Corp.	23,500	-
Pervasip Corp.	42,000	93,000
IDGlobal Corp.	660,000	1,980,000
KRTL Holding Group, Inc.	1,806,000	-
Total fair value of equity securities	$ 4,074,900	$ 4,167,250

When the equity securities have been held by the Company for more than two years, the Company is able to remove restrictive legends so that the securities may be traded. The securities are a potential source of cash for the company, but they are all small-cap stocks and go through illiquid trading periods. Additional sources of cash for operations have been provided by our Chief Executive Officer.

Management believes the value of the Company is with its mineral rights and is seeking to discover battery metals within its mineral claims. The mineral rights are held by its Fortune subsidiary. The Company is evaluating options to raise capital to further explore its mineral claims. If it can liquidate some of its investment holdings, it may use those assets to further fund the exploration.

The ICF subsidiary is the company that continues to record sales and generate some cash for the Company. Net cash used in operations decreased to $32,737 in fiscal 2022 as compared to $83,966 in fiscal 2021. Similar to Fortune, ICF has a mission to help save the planet and it assists its customers in decreasing their carbon footprint. Beginning in fiscal 2023, ICF generates smart data for energy management that helps its users identify inefficiencies and provides customers with real-time feedback and actionable intelligence to reduce energy usage. ICF's customers include school districts, universities, municipalities, building owners and corporations. It has contracted with Logicworks Systems Corporation to provide engineering, architecting, implementation, custom development, consulting, and other professional services to manage the collection and delivery of smart data.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the audited consolidated financial statements included in this Annual Report.

Ongoing Reporting Requirements

The Company has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

The Company will file a report electronically with the SEC annually and post the report on its web site www.heretoserve.tech no later than 120 days after the end of each fiscal year covered by the report.

HERE TO SERVE HOLDING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Here To Serve Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Here To Serve Holding Corp. as of September 30, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2020
Lakewood, CO
December 23, 2022

Here To Serve Holding Corp.
Consolidated Balance Sheets

	September 30, 2022	September 30, 2021
ASSETS		
Current Assets		
Cash	$ 22,405	$ 59,174
Accounts receivable	-	3,105
Prepaid expenses	-	80,916
Total current assets	22,405	143,195
Equity securities at fair value	2,268,900	4,074,250
Related party equity securities at fair value	1,806,000	93,000
Investments	3,150	133,150
Mineral interests	509,358	374,525
TOTAL ASSETS	$ 4,609,813	$ 4,818,120
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	$ 15,333	$ 12,505
Due to related parties	12,113	18,780
Accrued interest payable	7,545	4,207
Current portion of long-term debt	1,599	467
Total current liabilities	36,590	35,959
Long-term notes payable, less current portion	88,401	89,533
Total liabilities	124,991	125,492
Commitments and contingencies	-	-
Shareholders' equity		
Preferred stock, 10,000,000 shares authorized		
Series A, par value $.001, 1,000,000 shares issued and outstanding	1,000	1,000
Convertible preferred stock, $.0001 par value		
Series C, 100,000 shares issued and outstanding	10	10
Common stock, par value $.001, 400,000,000 shares authorized, 82,213,441 and 67,340,075 issued and outstanding, respectively	82,213	67,340
Additional paid in capital	7,232,525	7,004,548
Accumulated deficit	(2,830,926)	(2,380,270)
Total shareholders' equity	4,484,822	4,692,628
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 4,609,813	$ 4,818,120

The accompanying notes are an integral part of these consolidated financial statements.

Here To Serve Holding Corp.
Consolidated Statements of Operations

	For the Year Ended	
	September 30, 2022	September 30, 2021
Revenues	$ 2,031,903	$ 1,336,294
Cost of revenues	353,525	597,200
Gross Profit	1,678,378	739,094
Expenses:		
Wages	24,495	40,020
Consulting fees	198,687	417,425
Advertising	11,129	36,927
Rent	1,200	1,200
General and administrative	35,676	28,476
Professional services	5,535	5,902
Total operating expenses	276,722	529,950
Income from operations	1,401,656	209,144
Other income (expenses):		
Unrealized gain (loss) on investments	(1,848,950)	3,112,425
Realized loss on investments	-	(140,100)
Other income	-	37,981
Gain on sale of subsidiary	100	-
Interest expense	(3,462)	(3,728)
Total other income (expenses)	(1,852,312)	3,006,578
Net Income (loss) before income taxes	(450,656)	3,215,722
Income tax expense	-	-
Net income (loss)	$ (450,656)	$ 3,215,722
Basic net income (loss) per share	$ (0.01)	$ 0.05
Diluted income (loss) per share	$ (0.01)	$ 0.02
Weighted average number of shares outstanding		
Basic	72,088,745	62,748,476
Fully diluted	72,088,745	129,329,557

The accompanying notes are an integral part of these consolidated financial statements.

Here To Serve Holding Corp.
Consolidated Statements of Shareholders' Equity
For the Years Ended September 30, 2022 and 2021

	Common Shares	Common Stock, Par	Preferred Shares	Preferred Stock, Par	Additonal Paid in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance, October 1, 2020	57,432,649	57,433	1,100,000	1,010	6,065,059	(5,595,992)	527,510
Purchase of mineral rights	2,549,000	2,549	-	-	231,631	-	234,180
Sale of common stock	1,000,000	1,000	-	-	79,000	-	80,000
Issuance of warrants	-	-	-	-	55,616	-	55,616
Net income year ended September 30, 2021	-	-	-	-	-	3,215,722	3,215,722
Exercise of warrants	2,358,426	2,358	-	-	(2,358)	-	-
Purchase of biotech investment	1,000,000	1,000	-	-	129,000	-	130,000
Common stock issued for services	3,000,000	3,000	-	-	446,600	-	449,600
Balance, September 30, 2021	67,340,075	67,340	1,100,000	1,010	7,004,548	(2,380,270)	4,692,628
Sale of common stock	1,421,428	1,422	-	-	65,661	-	67,083
Issuance of warrants	-	-	-	-	117,771	-	117,771
Purchase of subsidiary	500,000	500	-	-	622	-	1,122
Net loss quarter ended December 31, 2021	-	-	-	-	-	(1,055,082)	(1,055,082)
Balance, December 31, 2021	69,261,503	69,262	1,100,000	1,010	7,188,602	(3,435,352)	3,823,522
Sale of common stock	1,167,048	1,167	-	-	38,832	-	39,999
Exercise of warrants	1,358,426	1,358	-	-	(1,358)	-	-
Net loss quarter ended March 31, 2022	-	-	-	-	-	(875,525)	(875,525)
Balance, March 31, 2022	71,786,977	71,787	1,100,000	1,010	7,226,076	(4,310,877)	2,987,996
Sale of common stock	333,333	333	-	-	9,667	-	10,000
Exercise of warrants	3,218,190	3,218	-	-	(3,218)	-	-
Net loss quarter ended June 30, 2022	-	-	-	-	-	(597,183)	(597,183)
Balance, June 30, 2022	75,338,500	$ 75,338	1,100,000	$ 1,010	$ 7,232,525	$ (4,908,060)	$ 2,400,813
Exercise of warrants	6,874,941	6,875	-	-	(6,875)	-	-
Stock-based compensation					6,875		6,875
Net income quarter ended September 30, 2022	-	-	-	-	-	2,077,134	2,077,134
Balance, September 30, 2022	82,213,441	$ 82,213	1,100,000	$ 1,010	$ 7,232,525	$ (2,830,926)	$ 4,484,822

The accompanying notes are an integral part of these consolidated financial statements.

Here To Serve Holding Corp.
Statements of Cash Flow

	Year Ended	
	September 30, 2022	September 30, 2021
OPERATING ACTIVITIES		
Net income (loss)	$ (450,656)	$ 3,215,722
Adjustment to reconcile net income (loss) to net cash used in operating activities:		
Stock-based compensation	198,687	420,780
Bad debt allowance	1,105	-
SBA loan forgiveness	-	(37,981)
Non-cash expense from the transfer of investments	160,000	580,500
Non-cash revenue from the receipt of equity	(1,786,600)	(1,293,500)
Unrealized loss (gain) on investments	1,848,950	(3,112,425)
Realized loss on investments		140,100
Changes in operating assets and liabilties:		
Accounts receivable	2,000	2,320
Accounts payable and other current liabilities	(2,894)	(2,343)
Accrued interest payable	3,338	3,544
Related party payable	(6,667)	(683)
Net cash used in operating activities	(32,737)	(83,966)
INVESTING ACTIVITIES		
Purchase of subsidiaries	6,844	-
Mineral interests	(127,958)	(25,923)
Net cash used in investing activities	(121,114)	(25,923)
FINANCING ACTIVITIES		
Proceeds from loan	-	19,332
Sale of common stock	117,082	80,000
Cash flow from financing activities	117,082	99,332
Net increase (decrease) in cash	(36,769)	(10,557)
Beginning cash	59,174	69,731
Ending Cash	$ 22,405	$ 59,174
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$ -	$ -
Cash paid for interest	$ 124	$ 184
Supplemental Non-Cash Investing and Financing Information:		
Common stock issued for purchase of mining claims	$ -	$ 241,055
Common stock issued for purchase of subsidiaries	$ 1,122	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Here To Serve Holding Corp.
Notes to the Consolidated Financial Statements
September 30, 2022

NOTE 1 – NATURE OF OPERATIONS AND ORGANIZATION

History of Organization

Here To Serve Holding Corp. (the "Company," "we" or "our") was incorporated in the State of Delaware as New Ithaca Corporation on September 22, 1983. In 2006, the Company operated as F3 Technologies and began trading on the OTC Market Exchange under the symbol FTCH. In September 2013 it began operating as Here To Serve Holding Corp. trading under the symbol HTSC. Over the next several years, the Company consulted in the software development industry, and currently it provides fractional chief financial officer services to small publicly traded companies that need assistance in financial reporting, financing, cash flow and business strategy.

In fiscal 2020, the Company's wholly owned subsidiary, ICF Industries Inc. ("ICF"), began providing financial reporting and advisory services to mining companies and discovered an opportunity to acquire mining claims in a nickel-rich area. Consequently, the Company formed a wholly owned subsidiary, Fortune Nickel and Gold Inc. ("Fortune"), to pursue the acquisition, exploration and development of mining properties in prolific jurisdictions, and began accumulating single cell mining claims.

Fortune owns mineral rights on 182 unpatented mining claims in the Timmins Mining Camp, Ontario, Canada, for the purpose of exploration and potential development of nickel, gold, copper, and other metals on a total of approximately 9,200 acres. Fortune's goal is to mine metals that sustain the global economy and replace fossil +fuels with low-carbon energy. Metals such as copper facilitate the generation, storage and transmission of electricity, and nickel is a key component in the batteries of electric vehicles. Fortune's 182 mining claims lie at the core of the Abitibi Greenstone Belt, which contains some of the world's largest deposits of gold, copper, zinc, nickel, and platinum-group metals. Nickel is a crucial battery metal in the electric vehicle supply chain.

ICF accounts for all the Company's revenues. It holds a basket of minority positions in publicly traded companies. It receives cash and equity securities for primarily providing fractional chief financial officer services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principle of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after the elimination of significant intercompany balances and transactions. The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America. The Company has a September 30 fiscal year end.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to income tax valuation allowance, and the allowance for doubtful accounts. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and

reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The Company has no cash equivalents. The Company uses one financial institution for its cash balances and has not maintained cash balances that exceed federally insured limits.

Investments

The Company follows ASU No. 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*, for the recognition, measurement, presentation and disclosure of financial instruments.

Exploration and Evaluation of Mineral Properties

Exploration and evaluation assets represent properties on which the Company is conducting exploration to determine whether significant mineralization exists or for which the Company has identified a mineral resource of such quantity and grade or quality that it has reasonable prospects for economic extraction. All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest are expensed as incurred. Once the legal right to explore has been obtained, exploration expenditures are capitalized in respect of each identifiable area of interest until a technical feasibility study has been completed and the commercial viability of extracting a mineral resource is demonstrable. Exploration and evaluation activities include the following:

- acquiring the rights to explore.
- researching and analyzing historical exploration data.
- gathering exploration data through topographical, geochemical and geophysical studies.
- exploratory drilling, trenching and sampling.
- determining and examining the volume and grade of the resource; and
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation assets are recorded at historical cost, less any impairment, if applicable.

Revenue Recognition

The Company recognizes revenue based upon the provisions of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 uses the following five-step model:

• Identification of the contract, or contracts, with a customer.
• Identification of the performance obligations in the contract.
• Determination of the transaction price.
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as the Company satisfies a performance obligation.

The Company identifies performance obligations in contracts with customers, which primarily are professional services. The transaction price is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. The Company usually bills its customers before it provides any services and begins performing services after the first payment is received. Contracts are typically one year or less. For larger contracts, in addition to the initial payment, the Company may allow for progress payments throughout the term of the contract.

Judgments and Estimates
The estimation of variable consideration for each performance obligation requires the Company to make subjective judgments. The Company enters contracts with customers that regularly include promises to transfer multiple services, such as digital marketing, financial statement preparation, offering statements, and consulting services. For arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company determines whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

When agreements involve multiple distinct performance obligations, the Company allocates arrangement consideration to all performance obligations at the inception of an arrangement based on the relative standalone selling prices ("SSP") of each performance obligation. Where the Company has standalone sales data for its performance obligations which are indicative of the price at which the Company sells a promised service separately to a customer, such data is used to establish SSP. In instances where standalone sales data is not available for a particular performance obligation, the Company estimates SSP by the use of observable market and cost-based inputs. The Company continues to review the factors used to establish list price and will adjust standalone selling price methodologies as necessary on a prospective basis.

Service Revenue
Service revenue from subscriptions to the Company's digital marketing service is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the service begins. Payments received in advance of subscription services being rendered are recorded as a deferred revenue. Professional services revenue is recognized in accordance with the terms of the service contract.

When a contract with a customer is signed, the Company assesses whether collection of the fees under the arrangement is probable. The Company estimates the amount to reserve for uncollectible amounts based on the aging of the contract balance, current and historical customer trends, and communications with its customers. These reserves are recorded as operating expenses against the contract assets.

Contract Assets

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services. Contract assets are included in other current or non-current assets in the consolidated balance sheets, depending on if their reduction will be recognized during the succeeding twelve-month period or beyond.

Deferred Revenue

Deferred revenues represent billings or payments received in advance of revenue recognition and are recognized upon transfer of control. Balances consist primarily of prepaid services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding twelve-month period are recorded as current deferred revenues in the consolidated balance sheets, with the remainder recorded as other non-current liabilities in the consolidated balance sheets.

Costs to Obtain a Customer Contract

Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized as other current or non-current assets and amortized on a straight-line basis over the life of the contract, which approximates the benefit period. The benefit period was estimated by taking into consideration the length of customer contracts, technology lifecycle, and other factors. All sales commissions are recorded as consulting fees within the Company's consolidated statement of operations.

Remaining Performance Obligations

The Company's subscription terms are typically less than one year. All of the Company's revenues are considered contract revenues. As of September 30, 2022 and 2021, there was no contract revenue which has not yet been recognized.

Cost of Services

The cost of services consists of direct costs that we pay to third parties to provide the services that generate revenue.

Fair Value of Financial Instruments

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value. During the years ended September 30, 2022 and 2021, the Company did not record any impairment losses.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that any of the deferred tax assets will be realized.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Based on the Company's history of losses and tax loss carryforwards available, it has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to foreign, federal, state and local income taxation though it has not been since inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Basic Income Per Share

Basic income per share is calculated by dividing the Company's net income applicable to common shareholders by the weighted average number of common shares during the period. A diluted earnings per share is calculated by dividing the Company's net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. As of September 30, 2022 and 2021, the Company had a series of convertible securities outstanding that could be converted into approximately 51,518,035 and 66,581,081 common shares, respectively.

Stock-Based Compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of warrants granted to employees and consultants as of the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of share-based compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. The Company estimates volatility by considering the historical stock volatility. The Company has opted to use the simplified method for estimating the expected term.

On December 14, 2021, the company issued two warrants that expire on September 30, 2026 as compensation for the Company's two independent board members, to each purchase up to 750,000 shares of the Company's common stock at a price of $0.069. Using the Black-Scholes valuation method with assumptions including: (1) a term of 4.8 years; (2) a computed volatility rate of 386%; (3) a discount rate of 1.18%; and (4) zero dividends, each warrant was valued at $50,999. The Company recorded consulting expenses of $101,998 in fiscal 2022 for the issuance of these warrants.

On October 11, 2021, the company issued a warrant that expires on September 30, 2025 as compensation for advisory services, to purchase up to 250,000 shares of the Company's common stock at a price of $0.063. Using the Black-Scholes valuation method with assumptions including: (1) a term of 3.97 years; (2) a computed volatility rate of 386%; (3) a discount rate of 0.82%; and (4) zero dividends, the warrant was valued at $15,773. The Company recorded a consulting fee of $15,773 in fiscal 2022 for the issuance of this warrant.

Effective March 17, 2021, the company issued a warrant that expires on September 30, 2026 as compensation related to aboriginal rights in Timmins, Ontario, to purchase up to 100,000 shares of the Company's common stock at a price of $0.1475. Using the Black-Scholes valuation method with assumptions including: (1) a term of 5.54 years; (2) a computed volatility rate of 386%; (3) a discount rate of 0.8%; and (4) zero dividends, the warrant was valued at $13,750. Twenty-five percent of the warrant vests every six months, and fifty percent of the warrant vested on September 30, 2021. Consequently, $6,875 was recorded as an addition to mineral interests in fiscal 2022 and 2021.

On January 6, 2021, the company issued a warrant that expires on September 30, 2024 as compensation for advisory board services, to purchase up to 500,000 shares of the Company's common stock at a price of $0.06. Using the Black-Scholes valuation method with assumptions including: (1) a term of 3.73 years; (2) a computed volatility rate of 373%; (3) a discount rate of 0.8%; and (4) zero dividends, the warrant was valued at $48,741 and recorded as a consulting expense in fiscal 2021.

The company also issued restricted shares of common stock as stock-based compensation. The shares are valued at the closing price on the day of issuance. 2,000,000 shares, valued at $348,800, issued in May 2021, were immediately expensed due to the terms of a consulting contract, and 1 million shares, valued at $100,800, issued in July 2021, were recorded as a prepaid expense, based on the terms of a consulting contract.

Prepaid expenses resulting from stock issuances amounted to $0 and $80,196 as of September 30, 2022 and 2021, respectively.

Recent Accounting Pronouncements

In March 2017 the FASB issued ASU 2017-04 Intangibles—Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. This amendment simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. This update is effective for fiscal years beginning after December 15, 2021. The adoption of ASU No. 2017-04 is not expected to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.

NOTE 3 – INVESTMENTS

In June 2022, the Company sold the farming rights to land in Iowa that is licensed to grow hemp by its subsidiary, ICF Industries Inc., for a sales price of 50 million shares of Agri-Dynamics, Inc. (OTC:AGDY) ("AGDY"), valued at $500,000. The Company paid its affiliate, KRTL Holding Group, Inc. ("KRTL") 16 million shares of AGDY, valued at $160,000, to provide consulting services to AGDY in conjunction with the farming rights. In October 2021 the Company received 15 million shares of AGDY for marketing and consulting services, valued at $793,500. Previously, in June 2020, the Company earned 30 million shares of AGDY valued at $195,000. As of September 30, 2022, the Company owns 79 million shares of AGDY valued at $782,100, as compared to 30 million shares valued at $1,563,000 on September 30, 2021.

In March 2022, the Company received 200,000 warrants to purchase common stock of Quantum International Inc (OTC:QUAN) at a price of $0.001 per share, that were valued at $23,000, in exchange for consulting services. The warrant is valued at $23,500 as of September 30, 2022.

In February 2022, the Company sold an inactive subsidiary for 100,000 shares of KRTL. The sale transaction was recorded at par value, or $100, because KRTL is a related party. In addition, the Company had an investment in KRTL Biotech Inc., which merged with KRTL, and as a result, the Company owns 3 preferred shares and 100,000 common shares of KRTL, valued at $1,806,000 as of September 30, 2022.

In October 2021 the Company received 2 million shares of Galexxy Hldgs Inc. (OTC:GXXY) for marketing and consulting services, valued at $380,000. As of September 30, 2022, the Company owns 2 million shares valued at $400,000.

In July 2021, the Company received 5 million shares of Firma Holdings Corp. (OTC:FRMA) for marketing and consulting services, valued at $574,500. The Company divested 4 million shares and the remaining 1 million shares of Firma Holdings Corp., are valued at $35,000 on September 30, 2022 and $2,500 on September 30, 2021.

During fiscal 2022 and 2021, the company provided services to and received shares of common stock of Tamino Minerals Inc. (OTC:TINO) in the following amounts and values: 20 million shares valued at $90,000, 30 million shares valued at $81,000, 10 million shares valued at $122,000, and 10 million shares valued at $116,000. The Company divested 5 million shares and owns 65 million shares valued at $325,000 on September 30, 2022 and $522,000 on September 30, 2021.

In February 2020, the Company provided consulting services to IDGlobal Corp. (OTC:IDGC) for a fee of $200,000. The fee was paid for with 2,000,000,000 shares of stock of IDGlobal Corp., valued at $0.0001 per share. In June 2021, the Company received 400,000,000 shares of IDGlobal Corp., valued at $400,000 for consulting and bookkeeping services. The Company divested 200 million shares and owns 2.2 billion shares valued at $600,000 on September 30, 2022 and $1,980,000 on September 30, 2021.

Effective June 1, 2020 the Company earned revenue on 500,000 shares of ATWEC Technologies, Inc (OTC:ATWT) valued at $70,000. As of September 30, 2022 and September 30, 2021, the Company owns 500,000 shares valued at $1,300 and $6,750, respectively.

The following table summarizes the dollar value of the equity securities owned by the Company, recorded at their fair value as of September 30, 2022 and 2021.

	September 30, 2022	September 30, 2021
ATWEC Technologies, Inc.	$ 1,300	$ 6,750
Agri-Dynamics, Inc.	782,100	1,563,000
Tamino Minerals Inc.	325,000	522,000
Galaxxy Hldgs Inc.	400,000	-
Firma Holdings Corp.	35,000	2,500
Quantum International Corp.	23,500	-
Pervasip Corp.	42,000	-
IDGlobal Corp.	660,000	1,980,000
Total fair value of equity securities	$ 2,268,900	$ 4,074,250

The following table summarizes the dollar value of the shares of related party equity securities owned by the Company, recorded at their fair value on September 30, 2022 and 2021.

	September 30, 2022	September 30, 2021
Pervasip Corp.	$ -	$ 93,000
KRTL Holding Group, Inc.	1,806,000	-
Total value of related party equity securities	$ 1,806,000	$ 93,000

The decrease in the value, over the initial cost, of the above equity securities for the year ended September 30, 2022 amounted to $1,848,950 and is recorded as an unrealized loss on investments. The increase in the value, over the initial cost, of the above equity securities for the year ended September 30, 2021 amounted to $3,112,425 and is recorded as an unrealized gain on investments.

The Company also owns securities in a company that is not traded on OTC Markets. It provided services to Coltivare (TKEX:COLT) in December 2019, valued at $3,150, that were paid for with securities in lieu of cash. The securities are recorded at the historical cost of $3,150 as of September 30, 2022 and 2021.

The above investments in equity securities are within the scope of ASC 321. The Company monitors the investments for any changes in observable prices from orderly transactions. All investments are initially measured at cost and evaluated for changes in estimated fair value.

NOTE 4 – MINERAL PROPERTIES

As of September 30, 2022, the Company's mining claims consisted of 182 unpatented claims in the Timmins Mining Camp, Ontario, Canada covering approximately 9,200 acres, with a historical cost of $509,358. As of September 30, 2021, the Company's mining claims consisted of 177 unpatented claims in the Timmins Camp, Ontario, Canada covering approximately 9,000 acres, with a historical cost of $374,525.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 400,000,000 shares of common stock, par value of $0.001, and 10,000,000 shares of preferred stock, par value of $0.001. There were 82,213,441 and 67,340,075 common shares issued and outstanding as of September 30, 2022 and September 30, 2021, respectively. There were 1,000,000 Series A preferred shares and 100,000 series C preferred shares outstanding as of September 30, 2022 and 2021.

Preferred Stock

The powers, preferences, qualifications, limitations or restrictions, and relative rights of the Series A Preferred Stock shall be as follows:

The Series A Preferred Stock shall not be convertible into Common Stock of the Corporation. The outstanding shares of Series A Preferred Stock shall be entitled to the number of votes, collectively, which shall be equal to seventy percent (70%) of the total number of votes that may be cast (including the votes of the issued and outstanding common stock as well as any voting preferred stock) at the time of such vote, at each meeting (or by written consent) of shareholders of the Corporation for their action or consideration, including the election of directors. The Corporation shall not amend, alter or repeal the Series A Preferred Stock, special rights or other powers of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without written consent or affirmation vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

On June 26, 2018, the Company filed a Certificate of Designation for its Series C Preferred Stock. The rights of the Series C shareholders are as follows:

Conversion Rights.

Each outstanding share of Series C Preferred Stock may be converted at the option of the holder thereof (the "Holder") into fully paid, nonassessable shares of Common Stock, $.0001 par value per share, of the Corporation. The number of shares of Common Stock issuable upon a conversion hereunder shall equal the quotient obtained by dividing (x) the Stated Value of the shares of Series C Preferred Stock to be converted by (y) the Conversion Price. The "Conversion Price" in effect on any Conversion Date shall be equal to the lesser of $0.01 per share or fifty percent (50%) of the lowest closing market price for the Common Stock on the Principal Market during the thirty trading days preceding the Conversion Date. The "Conversion Date" shall be the business day on which the Corporation receives the Conversion Notice (defined below). The "Principal Market" shall be the national securities exchange or NASDAQ, if the Common Stock is so listed, and shall otherwise be the trading platform sponsored by OTC Markets on which the Common Stock is listed for quotation. No fractional shares of Common Stock shall be issued upon conversion of Series C Preferred Stock. In lieu of any fractional share to which the Holder would otherwise be entitled, the Corporation shall round up to the nearest whole share.

Liquidation Preference.

Upon the liquidation, dissolution and winding up of the Corporation, the holders of the Series C Preferred Stock shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of Common Stock, a sum equal to the Stated Value per share, after which the holders of Series C Preferred Stock shall share in the distribution with the holders of the Common Stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the shareholders, each share of Series C Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation's Common Stock into which that holder's Series C Preferred Stock could be converted on the record date for the distribution without giving effect to the limitation on conversion.

Voting Rights.

The holders of shares of Series C Preferred Stock shall have the following voting rights: Each share of Series C Preferred Stock shall entitle the holder thereof, on all matters submitted to a vote of the stockholders of the Corporation, to that number of votes as shall be equal to the aggregate number of shares of Common Stock into which such holder's shares of Series C Preferred Stock are convertible on the record date for the stockholder action.

Dividends. In the event that the Corporation's Board of Directors declares a dividend payable to holders of any class of stock, the holder of each share of Series C Preferred Stock shall be entitled to receive a dividend equal in amount and kind to that payable to the holder of the number of shares of the Corporation's Common Stock into which that holder's Series C Preferred Stock could be converted on the record date for the dividend.

Protective Provisions.

So long as shares of Series C Preferred Stock are outstanding, the Corporation shall not take any action that would impair the rights of the holders of the Series C Preferred Stock set forth herein and shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock alter or change the rights, preferences or privileges of the shares of the Series C Preferred Stock or any other securities so as to affect adversely the Series C Preferred Stock.

Common Stock

In the three months ended September 30, 2022, the Company issued 6,874,941 shares of common stock in conjunction with warrant exercises.

In the three months ended June 30, 2022, the Company issued 333,333 shares of common stock in the private sale of restricted stock for gross proceeds of $10,000. The Company also issued 3,218,190 shares of common stock in conjunction with a warrant exercise

In the three months ended March 31, 2022, the Company issued 1,167,048 shares of common stock in the private sale of restricted stock for gross proceeds of $38,832. The Company also issued 1,358,426 shares of common stock in conjunction with a warrant exercise.

In the three months ended December 31, 2021, the Company issued 1,421,428 shares of common stock in the private sale of restricted stock for gross proceeds of $67,083. The Company also issued 500,000 shares for the purchase of a subsidiary valued at $1,122.

In the three months ended September 30, 2021, the Company issued 250,000 shares of common stock in the private sale of restricted stock to an accredited investor for gross proceeds of $20,000. The Company also issued 1,000,000 shares for consulting services valued at $100,800.

In the three months ended June 30, 2021, the Company issued 1,000,000 shares of common stock to purchase a 15% interest in a psilocybin research company, KRTL Biotech Inc. The investment was valued at $130,000. The Company sold 250,000 shares of common stock at a price of $0.08 per share for total proceeds of $20,000. The Company also issued 1,358,426 shares of common stock as a result of a warrant exercise and issued 2,000,000 shares for consulting and marketing services, at a value of $348,800.

In the three months ended March 31, 2021, the Company issued 549,000 shares of common stock to purchase 75 mineral claims in the Beck-Ottaway area of Ontario, Canada. The mineral claims were valued at $48,180. The Company also issued 600,000 shares of common stock as a result of a warrant exercise.

In the three months ended December 31, 2020, the Company issued 2,000,000 shares of common stock to purchase 66 mineral claims in the Gowan Township area of Ontario, Canada. The mineral claims were valued at $186,000. The Company also issued 400,000 shares of common stock as a result of a warrant exercise and 500,000 shares in the private sale of restricted stock to an accredited investor for gross proceeds of $40,000.

Warrants

The table below presents the warrants outstanding and exercisable with summary data as to the exercise price per share and the average exercise price.

Range of Exercise Prices	Warants Outstanding			Warrants Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
As of September 30, 2022					
$0.003 - $0.1475	47,265,475	4.51	$ 0.008	47,265,475	$ 0.008
As of September 30, 2021					
$0.003 - $0.1475	60,225,000	4.74	$ 0.005	60,175,000	$ 0.005

	Number of Shares	Exercise Price Per Share	Average Exercise Price
Warrants outstanding September 30, 2020	63,053,165	$0.003 - $0.016	$ 0.004
Issued during the year ended September 30, 2021	975,000	$0.005 - $0.1475	$ 0.090
Exercised/canceled during the year ended Septvember 30, 2021	(3,803,165)	$0.003 - $0.01	$ 0.006
Warrants outstanding September 30, 2021	60,225,000	$0.003 - $0.1475	$ 0.005
Issued during the year ended September 30, 2022	4,040,475	$0.035 - $0.069	$ 0.050
Exercised/canceled during the year ended September 30, 2022	(17,000,000)	$0.005	$ 0.005
Warrants outstanding September 30, 2022	47,265,475	$0.003 - $0.1475	$ 0.008
Warrants exercisable, September 30, 2022	47,265,475	$0.003 - $0.1475	$ 0.008

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of September 30, 2022, the Company has not accrued or incurred any amounts for litigation matters.

Leases

Our office is located at 800 Westchester Avenue Rye Brook, NY 10573. Rent payment can be cancelled with one month's notice.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business has encountered delays, but our long-term business goals have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2021. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 7 – INCOME TAXES

As of September 30, 2022 the Company had federal net operating loss carryforwards of approximately $2,320,000 expiring in the years 2023 through 2042. No income tax expense was recorded for the years ended September 30, 2022 and 2021 due to the availability of the loss carryforwards.

The Company did not have any material unrecognized tax benefits as of September 30, 2022 and 2021. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the years ended September 30, 2022 and 2021. The Company is subject to United States federal income tax, as well as taxes by various state jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30, 2022 and 2021 were as follows:

	September 30, 2022	September 30, 2021
Deferred tax assets, net:		
Net operating loss carryforwards	$ 652,000	$ 841,000
Stock-based compensation	15,000	77,000
Deferred tax assets	665,000	911,000
Deferred tax liabilities:		
Unrealized gain on securities	(355,000)	(876,000)
Net deferred tax asset	312,000	35,000
Valuation allowance	(312,000)	(35,000)
Net deferred assets	$ -	$ -

As of September, 2022 and 2021, the Company had net deferred tax assets calculated at an expected rate of 28.1%, or approximately $312,000 and $35,000 respectively.

The following is a reconciliation of the tax provisions for the years ended September 30, 2022 and 2021 with the statutory federal and state income tax rates:

	Percentage of Pre-Tax Income	
	2022	2021
Statutory Federal and state income tax rate	28.1%	28.1 %
Loss generating no tax benefit	(28.1)	(28.1)
Effective tax rate	—	—

The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the years ended September 30, 2022 and 2021. The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending September 30, 2019 through 2021.

NOTE 8 – NOTES PAYABLE

On July 2, 2020, the Company borrowed $90,000 (the "SBA Loan") from a U.S. Small Business Administration loan program. The SBA Loan requires installment payments of $439 monthly, beginning on December 3, 2022, over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA.

As of September 30, 2022, $88,401 of the SBA Loan is classified as a long-term liability and $1,599 is classified as a current liability. As of September 30, 2021, $89,533 of the SBA Loan is classified as a long-term liability and $467 is classified as a current liability. Accrued interest payable on the SBA Loan amounted to $7,545 and $4,207 as of September 30, 2022 and September 30, 2021, respectively.

NOTE 9 – CONVERTIBLE PREFERRED STOCK

Our Chief Executive Officer is the holder of 100,000 shares of Series C Preferred Stock. Each share may be converted at the option of the holder thereof into fully paid, nonassessable shares of Common Stock, $.0001 par value per share, of the Corporation. The number of shares of Common Stock issuable upon a conversion hereunder shall equal the quotient obtained by dividing (x) the Stated Value of the shares of Series C Preferred Stock to be converted by (y) the Conversion Price. The "Conversion Price" in effect on any Conversion Date shall be equal to the lesser of $0.01 per share or fifty percent (50%) of the lowest closing market price for the common stock on the principal market during the thirty trading days preceding the Conversion Date. The "Conversion Date" shall be the business day on which the Corporation receives the Conversion. The Series C Stock has a stated value of $1.00 per share. Based upon the conversion features and the trading price of the Company's common stock, the 100,000 outstanding shares were convertible into 10,000,000 shares of common stock on September 30, 2022 and 2021.

NOTE 10 – FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1:   inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access at the measurement date.

- Level 2:   inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3:   inputs are unobservable inputs for the asset or liability.

Financial assets measured at fair value on a recurring basis are summarized below as of September 30, 2022 and 2021:

	Level 1	Level 2	Level 3	Total
September 30, 2022				
Equity securities at fair value	$ —	$ 2,268,900	$ —	$2,268,900
Related party equity securities at fair value	$ —	$ 1,806,000	$ —	$1,806,000
September 30, 2021				
Equity securities at fair value	$ —	$ 4,074,250	$ —	$4,074,250
Related party equity securities at fair value	$ —	$ 93,000	$ —	$ 93,000

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, we base fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors.

Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value (disclosures required by the Fair Value Measurements Topic of the FASB Accounting Standards Codification).

Cash and cash equivalents, accounts receivable, and accounts payable

In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Debt

The debt is carried at its face value plus accrued interest. Based on the small size of the Company, it is impracticable for the Company to estimate the fair value of its debt.

The Company has no instruments with significant off balance sheet risk.

NOTE 11 – EARNING PER COMMON SHARE

Earnings per common share data for the years ended September 30, 2022 and 2021 was computed as follows:

	Year Ended September 30, 2022	Year Ended September 30, 2021
Net income attributable to common stockholders - basic	$ (450,656)	$ 3,215,722
Adjustments to net income	-	-
Net income attributable to common stockholders - diluted	$ (450,656)	$ 3,215,722
Weighted average common shares outstanding - basic	72,088,745	62,748,476
Effect of dilutive securities	-	66,581,081
Weighted average common shares outstanding - diluted	72,088,745	129,329,557
Earnings (loss) per share - basic	$ (0.01)	$ 0.05
Earnings (loss) per share - diluted	$ (0.01)	$ 0.02

In each of the above periods, dilutive securities consisted of the assumed exercise of warrants and the conversion of Series C preferred stock. In the year ended September 30, 2022, dilutive securities exercisable into 51,518,035 shares of common stock were excluded from the earnings per share calculation because the effect was anti-dilutive.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company owes its Chief Executive Officer $12,113 and $18,780 as of September 30, 2022 and 2021, for unreimbursed payments to vendors.

The company owns 30 million shares of Pervasip Corp. (OTC:PVSP), which was originally recorded as a related party transaction because our Chief Executive Officer was a board member of Pervasip Corp. until March 2022. The shares were acquired by providing consulting and accounting services during fiscal 2021 and were initially recorded at their par value. Similar to other investments owned by the company, at the end of each quarter the securities are marked to their fair value. As of June 30, 2022, the investment in Pervasip Corp. was no longer considered a related party investment.

Our Chief Executive Officer purchased three subsidiaries from Pervasip Corp. and sold them to the Company. To purchase these wholly owned subsidiaries, the Company issued 500,000 shares of common stock to our Chief Executive Officer. Due to the related party nature of the transaction, no goodwill was recorded with the purchase. The companies were valued at $1,122. Subsequently, one of the subsidiaries, Transcendence Age Corp. ("TAC"), was sold to KRTL Holding Group, Inc. ("KRTL"). KRTL is considered a related party because a member of our board of directors is a member of the board of directors of KRTL. From the sale of TAC to KRTL, we received 100,000 shares of common stock of KRTL. We recorded the value of the sale at the par value of the KRTL stock received, resulting in a $100 gain on the sale of a subsidiary. As of September 30, 2022, we beneficially own 30,100,000 shares of common stock of KRTL with a fair value of $1,806,000.

NOTE 13 – CONCENTRATIONS

For the year ended September 30, 2022, the Company had one customer that constituted 64% of its revenues, and a second customer that constituted 19% of its revenues. In the year ended September 30, 2021, one customer accounted for 43% of revenues, a second customer accounted for 30% of revenues and a third customer accounted for 24% of revenues.

NOTE 14 – SUBSEQUENT EVENTS

Subsequent to September 30, 2022, the Company issued warrants to the Company's independent members of the board of directors to purchase an aggregate of 1,000,000 shares of common stock. The warrants have an exercise price of $0.021 per share and expire on September 30, 2027.

In October 2022, the Company issued 5 million shares of restricted common stock to a marketing and consulting firm for services to be provided over a six-month period.

The Company evaluated subsequent events through the date of issuance of this report. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.